

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 23, 2014

Via E-mail
Daniel Cohen
Chief Executive Officer
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re:** **Hotel Outsource Management International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 9, 2014**
> **File No. 000-50306**

Dear Mr. Cohen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In light of your proposed sale of assets, it appears that the information required by Item 14 of Schedule 14A is required in your information statement. Please revise to include the disclosure required by Item 14 of Schedule 14A, including the financial information required by Item 14(b)(8)-(11) or tell us why you have not provided this information. See Item 14(a)(4)-(5) of Schedule 14A.

2. We note your statement on page 3 that "[a]n independent appraiser has concluded that HOMI's consolidated value is negative." Information about any reports, opinions or appraisals that are materially related to the proposed transaction and referred to in the proxy statement is required to be disclosed. See Item 14(b)(6) of Schedule 14A. Please revise your disclosure to provide a summary of the report and file the report as an exhibit. In this regard, we note your disclosure in Exhibit 10.1 in your current report on Form 8-K

filed on March 26, 2014 that "[a] copy of such valuation is attached hereto and incorporated herein as Exhibit B." However, it appears that you did not file Exhibit B.

3. Please revise your disclosure to clarify the total amount of debt as of December 31, 2013. In this regard, we note your reference to "collective debts of approximately $4,100,000" on page 3. However, we note that the Consolidated Balance Sheets in your Annual Report on Form 10-K for the fiscal year ended December 31, 2013 discloses approximately $4.2 million of total liabilities (current liabilities of approximately $1.9 million and total long-term liabilities of $2.3 million), and your Current Report on Form 8-K filed on March 26, 2014 states that "all of HOMI's debt, in an amount of approximately $900,000, will be assigned from HOMI to Industries."

4. Please revise your disclosure to clarify that some of the debt Mr. Cohen and Mr. Elkrief are assuming in the transaction, is debt the company and its subsidiaries owed to Mr. Cohen and Mr. Elkrief. In this regard, we note your disclosure on page 18 of your Annual Report on Form 10-K for the fiscal year ended December 31, 2013 that you entered into loan agreements with Mr. Cohen and Mr. Elkrief. In addition, please disclose the value of the assets that they are receiving in exchange for their assumption of debt. See Item 14(b)(4) of Schedule 14A and Item 1004(a)(2) of Regulation M-A.

5. Please file Appendix A as an exhibit to your filing. In this regard, we note your disclosure in the first paragraph on page 1 that "[t]his Transaction will be accomplished pursuant to the Agreement set forth on Appendix A." However, it appears that you did not file Appendix A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact, Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director